SHUTTERFLY, INC.
2800 Bridge Parkway
Redwood City, California 94065

March 24, 2017
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:    Terry French, Senior Assistant Chief Accountant, AD Office 11 - Telecommunications
Inessa Kessman, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant

Re:     Shutterfly, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 14, 2017
File No. 001-33031

Ladies and Gentlemen:
I am writing on behalf of Shutterfly, Inc. (the “Company”) regarding the comment letter issued by the staff of the Division of Corporation Finance (the “Staff”) dated March 13, 2017 with respect to the Company’s Form 10-K for the year ended December 31, 2016 (the “Comment Letter”).

Please accept this correspondence as confirmation of the conversation between Ms. Kessman and Lisa Blackwood-Kapral, the Company’s Chief Accounting Officer, regarding a request for an extension of time to provide the Staff with the Company’s response to the Comment Letter. As discussed, the Company has requested an extension to the ten-business day period for response specified in the Comment Letter. The Company believes that it will require additional time to prepare a comprehensive response for the Staff. Accordingly, the Company will respond to the Comment Letter no later than Friday, April 7, 2017. If the Company is able to complete its response before that date, it will file earlier.

Please feel free to contact the undersigned with any questions. Thank you for your attention to this matter.

Sincerely yours,
s/ Jason Sebring
Jason Sebring,
Vice President, General Counsel
Shutterfly, Inc.

cc:	Michael Pope, Chief Financial Officer, Shutterfly, Inc.